PROSPECTUS SUPPLEMENT NO. 7                     Filed Pursuant to Rule 424(b)(3)
To the Prospectus dated January 24, 1997,             Registration No.: 333-1926
As Supplemented To Date

                                 Options to Purchase

                                    15,000 Shares

                                          of

                                 Class B Common Stock

    This Prospectus Supplement relates to the issuance by Doctors Health System, Inc., a Maryland corporation ("Doctors Health") of Options (the "Option") to purchase in the aggregate 15,000 (1,500 shares for each Physician identified below) shares of its Class B Common Stock par value $.01 per share ("the Class B Common Stock") pursuant to Option Agreements (the "Option Agreement") to be entered into among each of Albert Strauss, Paul Shuster, Julia D. Oakley, Mary E. Money, Evaristo R. Lardizabal, Kristina Keyser, Ronald E. Keyser, Dino T. Delaportas, Barry Cohen and Robert Brull (each a "Physician" and collectively, the "Physicians") and Doctors Health. This Prospectus Supplement should be read in conjunction with the Prospectus dated January 24, 1997, the Prospectus Supplement No. 1 dated March 14, 1997 which contains the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1996 and the Prospectus Supplement No. 2 which contains the Stockholders Agreement dated January 31, 1997.

    Doctors Health's principal executive office is located at 10451 Mill Run Circle, Tenth Floor, Owings Mills, Maryland 21117, telephone number (410) 654-5800.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF ANY PERSON TO EXCHANGE OR SELL, OR A SOLICITATION FROM ANY PERSON OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT FROM ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ------------------

    See "Risk Factors" referred to on page S-2 hereof for certain information that should be considered in connection with an investment in securities of Doctors Health.

    The date of this Prospectus Supplement is April 8, 1997.

                                     RISK FACTORS

Financial Performance of Doctors Health

    Doctors Health has a limited operating history and for the fiscal year ended June 30, 1996 and the six months ended December 31, 1996, recorded a net loss of approximately $6.6 million and $6.7 million, respectively. Doctors Health is likely to record a net loss for the fiscal year ending June 30, 1997. There can be no assurance that after the competion of this transaction Doctors Health will earn operating profits.

Risk Factors set forth in the Prospectus dated January 24, 1997

    The Risk Factors set forth in the Prospectus are incorporated herein by reference and should be read carefully by investors.

                              PROPOSED OPTION AGREEMENT

    The following description of the transactions contemplated by the Option Agreement does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, a copy of which is attached to this Prospectus Supplement as Annex A and is incorporated herein. Physician is urged to read the Option Agreement in its entirety.

Vesting

    The Option shall vest and be exercisable when Physician extends the term of the Exclusive Participation Agreement between Doctors Health and the Physician, (the "Participation Agreement"), unless the Option has earlier terminated pursuant to the provisions of the Option Agreement.

General

    Pursuant to each Option Agreement, Doctors Health has granted to each Physician an option to purchase 1,500 shares of Doctors Health Class B Common Stock for an exercise price of $.01 per share.

Termination

    Options granted to Physician shall terminate with respect to any shares of Class B Common Stock as to which the Option is not vested or exercisable; (a) upon termination of the Participation Agreement during its initial three year term or (b) if, during the initial three year term of the Participation Agreement, the Physician does not extend the Participation Agreement for a term of at least seven years.

                      RESALE OF OPTION AND CLASS B COMMON STOCK

    The Option and the Shares offered by this Prospectus Supplement have been registered under the Securities Act. The shares issuable upon exercise of the Option will be subject to the Stockholders Agreement delivered to each Physician as Prospectus Supplement No. 2 (Annex B) and therefore, will not be freely transferable. The Option is nontransferable. In addition, there is no public market for the Option or the Class B Common Stock.

                                    LEGAL MATTERS

    The validity of the Class B Common Stock offered hereby have been passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                       ANNEXES

    Annex A - Form of Option Agreement between Doctors Health System, Inc.

    Annex B - Stockholders Agreement dated January 31, 1997 delivered as Prospectus Supplement No. 2.

                                       ANNEX A

                             DOCTORS HEALTH SYSTEM, INC.

                                   OPTION AGREEMENT

                    This Option Agreement (the "Option Agreement") is entered into this ____ day of April, 1997, by and between Doctors Health System, Inc., a Maryland corporation ("DHS"), and _________________________
("Optionee").

                    In consideration of the mutual agreements herein contained and set forth in the Main Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                      ARTICLE 1
                                     DEFINITIONS

                    For the purposes of this Option Agreement, the definitions set forth in Sections 1.1 through 1.11 shall be applicable. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Main Agreement[s].

                    Section 1.1 AFFILIATE. "Affiliate" shall mean: (i) any corporation in which DHS owns, directly or indirectly, fifty percent (50%) or more of the total combined voting power of all classes of stock of such corporation; and (ii) any Core Medical Group which is affiliated with DHS.

                    Section 1. 2 CLASS B COMMON STOCK. "Class B Common Stock" shall mean shares of DHS's authorized but unissued Class B common stock, par value of one cent ($0.01) per share.

                    Section 1. 3 EXERCISE DATE. "Exercise Date" shall mean the date on which the Committee receives the written notice required under
Section 3.2 of this Option Agreement that Optionee has exercised the Option.

                    Section 1. 4 GRANT DATE. "Grant Date" shall mean the date on which DHS issues the Options to Optionee pursuant to this Option Agreement.

                    Section 1. 5 OFFERING. "Offering" shall mean the offering of securities by DHS pursuant to which Optionee is acquiring the Options, the terms of which are set forth in the Prospectus.

                    Section 1. 6 OPTIONS. "Options" shall mean those options to acquire shares of Class B Common Stock of DHS granted to Optionee pursuant to this Option Agreement, each such option, upon proper exercise, entitling the Optionee to one share of Class B Common Stock pursuant to the terms set forth in the Prospectus, the Main Agreement and this Option Agreement.

                    Section 1.7 FAIR MARKET VALUE. "Fair Market Value" of a share of Class B Common Stock on the Grant Date or Exercise Date, as the case may be, shall mean the last reported sale price per share of Class B Common Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on a national securities exchange or included for quotation on the NASDAQ-National Market, or if the Class B Common Stock is not so listed or admitted to trading or included for quotation, the last quoted price, or if the Class B Common Stock is not so quoted, the average of the high bid and low asked prices, regular way, in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotations system that may then be in use or, if the Class B Common Stock is not quoted by any such organization, the average of the closing bid and asked prices, regular way, as furnished by a professional market maker making a market in the Class B Common Stock as selected in good faith by the Company or by such other source or sources as shall be selected in good faith by the Class B Company for any other reason, the Fair Market Value of shares of Class B Common Stock shall be determined by the Company in such other manner as it may deem appropriate. If, as the case may be, the relevant date is not a trading day, the determination shall be made as of the next preceding trading day. As used herein, the term "trading day" shall mean a day on which public trading of securities occurs and is reported in the principal consolidated reporting system referred to above, or if the Class B Common Stock is not listed or admitted to trading on a national securities exchange or included for quotation on the NASDAQ-National Market, any day other than a Saturday, a Sunday or a day in which banking institutions in the State of New York are closed.

                    Section 1. 8 OPTION PRICE. "Option Price" shall mean the price per share of Common Stock at which the Option may be exercised. "Aggregate Option Price" shall mean the Option Price multiplied by the number of Options to be exercised pursuant to a notice of exercise.

                    Section 1. 9 PROSPECTUS. "Prospectus" shall mean the Prospectus and Prospectus Supplement that are part of the Registration Statement filed on Form S-1 by DHS and which set forth the terms of the Offering.

                    Section 1. 10 MAIN AGREEMENT. "Main Agreement" shall mean the Exclusive Physician Participation Agreement between DHS and Optionee pursuant to which Optionee agreed to the terms of the Offering and pursuant to which Optionee is entitled to receive the Options.

                    Section 1. 11 REGISTRATION STATEMENT. "Registration Statement" shall mean the registration statement filed by DHS with the SEC with respect to the registration of the securities of DHS, some or all of which are the subject of the Offering.

                                      ARTICLE 2
                                 ISSUANCE OF OPTIONS

                    Section 2.1 ISSUANCE OF OPTIONS. DHS hereby grants to Optionee, as of the date hereof (the "Grant Date") One Thousand Five Hundred (1,500) Options to purchase shares of Class B Common Stock at an exercise price of One Cent ($0.01) per share (the "Option Price") or such adjusted number of Options at such adjusted Option Price as may be established from time to time pursuant to the provisions of Article 5 hereof. Each Option, upon proper exercise thereof in accordance with this Option Agreement, entitles Optionee to purchase one share of DHS Class B Common Stock.

                    Section 2.2 TERM OF OPTIONS. The Options granted pursuant to Section 2.1 shall expire on the day prior to the tenth anniversary of the Grant Date, unless such Options terminate earlier pursuant to other provisions of this Option Agreement.

                                      ARTICLE 3
                                 EXERCISE OF OPTIONS

                    Section 3.1 EXERCISABILITY OF OPTIONS. The Options shall be exercisable, in whole or in part, at any time after Optionee executes an agreement extending the term of the Main Agreement for an additional term of not less than seven (7) years, unless the Options have earlier terminated pursuant to the provisions of this Option Agreement. Notwithstanding anything to the contrary herein, no Option may be exercised unless the shares of Class B Common Stock issuable upon exercise of such Options are then subject to a currently effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and unless such other action or consent as may be required by federal or state law relating to the issuance or distribution of securities shall have been taken or obtained.

                    Section 3.2 MANNER OF EXERCISE. The Options may be exercised, in whole or in part, by delivering written notice of exercise to DHS in such form as DHS may require from time to time. Such notice shall specify the number of Options being exercised, and shall be accompanied by full payment of the Aggregate Option Price. In addition, such notice shall be accompanied by (i) a written acknowledgment of the restrictions on the transferability of the shares of Class B Common Stock executed in the form of the letter attached hereto and marked Exhibit A and (ii) a signed copy of a Stockholders Agreement in such form as DHS may prescribe. Notwithstanding anything herein to the contrary, all Class B Common Stock issued pursuant to the Options shall be subject to the terms and conditions of said Stockholders Agreement. Payment of the Aggregate Option Price may be made (i) in cash,
(ii) in a number of shares of Class B Common Stock (including shares of Class B Common Stock acquired upon the exercise of an option) having a total Fair Market Value on the Exercise Date equal to the aggregate Option Price, or
(iii) by a combination of the foregoing. The Options may be exercised only in multiples of whole shares of Class B Common Stock and no partial shares shall be issued.

                    Section 3.3 ISSUANCE OF SHARES AND PAYMENT OF CASH UPON EXERCISE. Upon exercise of the Options, in whole or in part, in accordance with the terms of this Option Agreement and upon payment of the aggregate Option Price, DHS shall issue to Optionee the number of shares of Class B Common Stock equal to the number of Options being exercised and for which payment was received, in the form of fully paid and non-assessable Class B Common Stock.

                    Section 3.4 RESERVATION OF SHARES. DHS shall at all times reserve and keep available for issuance upon the exercise of Options a number of its authorized but unissued shares of Class B Common Stock that will be sufficient to permit the exercise in full of all outstanding Options.

                                      ARTICLE 4
                                TERMINATION OF OPTIONS

                    Section 4.1 UPON OPTIONEE'S DEATH. Unless such Options are earlier terminated pursuant to the provisions of this Option Agreement, upon Optionee's death Optionee's executor, personal representative or the person to whom the Options shall have been transferred by will or the laws of descent and distribution, as the case may be, may exercise all or any part of the Options not previously exercised, provided that the Options are otherwise exercisable pursuant to Section 3.1 hereof and such exercise occurs within twelve (12) months after the date Optionee dies, but not later than the end of the stated term of the Option and, provided further, that such person executes a Stockholders Agreement in such form as DHS may prescribe.

                    Section 4.2 UPON TERMINATION OF MAIN AGREEMENT. In the event that (a) the Main Agreement is terminated in accordance with its terms, or (b) during the initial three (3) year term of the Main Agreement, Optionee does not extend the Main Agreement for an additional term of at least seven
(7) years, the Options shall automatically terminate without notice or other action.

                                      ARTICLE 5
                                     ADJUSTMENTS

                    Section 5.1 ADJUSTMENT OF NUMBER OF OPTIONS; OPTION PRICE. Subject to the provisions of this Article 5, the Option Price shall be subject to adjustment as follows:

                         (a)  In the event any change is made to the Class B
Common Stock (whether by reason of (i) a merger, consolidation, reorganization or recapitalization of DHS, or (ii) a stock dividend, stock split, combination of shares, exchange of shares, or other change in capital structure of DHS effected without receipt of consideration), then, appropriate adjustments shall be made to the number of shares and Option Price of the Class B Common Stock subject to the Options.

                         (b)  If DHS is the surviving entity in any merger or
other business combination then the Options outstanding immediately after such merger or other business combination, shall be appropriately adjusted to apply and pertain to the number and class of securities that would be issuable to the Optionee in the consummation of such merger or business combination if the Options were exercised immediately prior to such merger or business combination, and appropriate adjustments shall also be made to the Option Price.

                                      ARTICLE 6
                                    MISCELLANEOUS

                    Section 6.1 NO RIGHTS OF STOCKHOLDER. Optionee shall not have any of the rights of a stockholder with respect to the shares of Class B Common Stock that may be issued upon the exercise of the Options until such shares of Class B Common Stock have been issued to Optionee upon the due exercise of the Options.

                    Section 6.2 NONTRANSFERABILITY OF OPTION. The Option shall be nontransferable otherwise than by will or the laws of descent and distribution. During the lifetime of Optionee, the Options may be exercised only by Optionee or, during the period Optionee is under a legal disability, by Optionee's guardian or legal representative.

                    Section 6.3 AGREEMENT SUBJECT TO CHARTER AND BY-LAWS. This Agreement is subject to the Charter and By-Laws of DHS, and any applicable federal or state laws, rules or regulations.

                    Section 6.4 HEADINGS. The headings in this Option Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Option Agreement.

                    Section 6.5  NOTICES.  All notices and other
communications made or given pursuant to this Option Agreement shall be in writing and shall be sufficiently made or given if hand delivered or mailed by certified mail, addressed to Optionee at the address contained in the records of DHS or an Affiliate, or to DHS for the attention of its Secretary at its principal office.

                    Section 6.6 ENTIRE AGREEMENT; MODIFICATION. This Option Agreement contains the entire agreement between the parties with respect to the subject matter contained herein and may not be modified, except in a written document signed by each of the parties hereto.

                    Section 6.7 COUNTERPARTS. This Option Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

                    Section 6.8 GOVERNING LAW. This Option Agreement shall be governed by and construed under the laws of the State of Maryland without regard to conflicts of law.

                    IN WITNESS WHEREOF, the parties have executed this Option Agreement as of the date first above written.

                                        DOCTORS HEALTH SYSTEM, INC.


                                        By: _______________________(SEAL)

                                        OPTIONEE


                                        _______________________(SEAL)
                                        _______________________

                                      EXHIBIT A


Doctors Health System, Inc.
10451 Mill Run Circle, 10th Floor
Owings Mills, Maryland  21117

Gentlemen:

                    I hereby exercise _________ Options granted to me on April ___, 1997, by Doctors Health System, Inc. (the "Company"), subject to all the terms and provisions of the Option Agreement dated April ___, 1997, and notify you of my desire to purchase ____________ shares of Class B Common Stock of DHS at a price of $___________ per share pursuant to the exercise of said Options, for a total purchase price of $________.

                    I confirm that I am a party to a Stockholders Agreement with DHS (or will be upon DHS's execution of the Stockholders Agreement executed by me and attached hereto) pursuant to which I have agreed to certain restrictions on the transferability of the shares of Class B Common Stock issued to me upon exercise of the Options and other matters relating thereto, and the certificates for the Shares to be issued to me shall contain a legend to that effect.

Total Amount Enclosed:  $__________



Date:___________________________             ______________________________
                                             ______________________________


Received by Doctors Health System, Inc. on

______________________________, 19___



By: ________________________________